As filed with the Securities and Exchange Commission on March 23, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934
(Amendment No. 4)

JAVELIN MORTGAGE INVESTMENT CORP.
(Name of the Issuer)

JAVELIN MORTGAGE INVESTMENT CORP.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

47200B104
(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer, Treasurer and Secretary

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive, Suite 201

Vero Beach, Florida  32963
(772) 617-4340

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Richard A. Silfen, Esq.

Darrick M. Mix, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$85,558,842.11	$8,615.78

*   Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying 11,866,691 shares of common stock, par value $0.001 per share, of JAVELIN Mortgage Investment Corp. outstanding by the estimated tender offer price of $7.21 per share as of March 4, 2016. The calculation was made on the basis of the cash to be paid if all securities being sought are purchased and the tender offer expires on April 1, 2016.

** Calculated, in accordance with Rule 0-11(d).

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,615.78	Filing Party: ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation, a wholly-owned subsidiary of ARMOUR Residential REIT, Inc.
Form or Registration No.: Schedule TO (File No. 005-87204)	Date Filed: March 7, 2016

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION CONTEMPLATED HEREIN; PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Purpose of Amendment

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto, filed by JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 10, 2016, as amended and supplemented by Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Company with the SEC on March 15, 2016, Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Company with the SEC on March 18, 2016 and Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Company with the SEC on March 21, 2016 (as so amended from time to time, the “Schedule 13E-3”).  The filing person is the subject company.  The Schedule 13E-3 relates to the cash tender offer (the “Offer”) by JMI Acquisition Corporation, a Maryland corporation (“Acquisition”) and a wholly-owned subsidiary of ARMOUR Residential REIT, Inc., a Maryland corporation (“ARMOUR” and, together with Acquisition, the “Offerors”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a per Share price of $7.18 in cash, which is equal to 87% of the book value per Share (as calculated in accordance with the Merger Agreement) as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration of the Offer, which date for the determination of such price was March 18, 2016, net to the holders thereof, without interest thereon and less any required withholding taxes.  The terms of the Offer, and the conditions to which it is subject, are set forth in a combined Schedule TO/Rule 13e-3 Transaction Statement (as amended from time to time, the “Schedule TO”) filed by ARMOUR, Acquisition and the other filing persons therein, which contains as exhibits an Offer to Purchase dated March 7, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer).

The information in the Schedule 13E-3 is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule 13E-3, except that such information is hereby amended and supplemented to the extent specifically provided in Amendment No. 4. Capitalized terms used in the Amendment No. 4 without definition shall have the meanings specified in the Schedule 13E-3.

The information contained in the Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9, filed by the Company with the SEC on March 23, 2016, a copy of which is incorporated by reference hereto as Exhibit (a)(2)(F), and the information contained in the Tender Offer Statement (Amendment No. 5) on Schedule TO, filed by the Offerors with the SEC on March 23, 2016, a copy of which is incorporated by reference hereto as Exhibits (a)(1)(K), is incorporated herein by reference and hereby amends, supplements and restates, as the case may be, the Schedule 13E-3.

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Amendments to the Schedule 13E-3

The Schedule 13E-3 is hereby amended and supplemented as follows.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

Items 9(a)-(b) is hereby amended and supplement to include the information set forth under “Item  9. Reports, Opinions, Appraisals and Negotiations— Opinion of ARMOUR’s Financial Adviser—Lazard Frères & Co. LLC,” to the Schedule TO, and is incorporated into this Schedule 13E-3 by reference.

Item 13.  Financial Statements.

Item 13(c) is hereby inserted to include the following information:

(c)  Set forth below is certain summary financial information relating to the Company. This financial information has been excerpted or derived from the audited financial statements and the related notes filed as part of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”). More comprehensive financial information (including management’s discussion and analysis of financial condition and results of operations) is included in the Form 10-K and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such filing and other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 of the Form 10-K are incorporated herein by reference. Copies of such reports and other documents may be examined at or obtained from the SEC or obtained from the Company.

The following table sets forth summary historical consolidated financial data for the Company as of and for each of the fiscal years ended December 31, 2015 and 2014.

Selected Consolidated Financial Data

(dollars in thousands, except per share data)

Balance Sheet Data	December 31, 2015	December 31, 2014
Agency Securities, available for sale	$611,259	$1,075,521
Non-Agency Securities, trading	$234,800	$158,931
Linked Transactions, net, at fair value	$-	$2,532
Total Assets	$874,284	$1,280,901
Repurchase agreements	$751,924	$1,134,387
Total Stockholders’ Equity	$112,350	$139,608
Common Shares Outstanding	11,866	11,985
Stockholders’ Equity per Share	$9.47	$11.65

		For the Years Ended
Statement of Operations Data		December 31, 2015		December 31, 2014
Interest Income:	$		$
Agency Securities, net of amortization of premium		$19,467		$30,541
Non-Agency Securities, including discount accretion		$12,378		$9,782
Interest expense		$(6,457)		$(6,635)
Net Interest Income		$25,388		$33,688
Total Other Income (Loss)		$(18,585)		$(48,314)
Total Expenses		$(7,093)		$(7,133)
Income tax expense		$-		$-
Net Income (Loss)		$(290)		$(21,759)
Income (Loss) per share		$(0.02)		$(1.81)
Weighted average common shares outstanding		11,943		12,000

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Item 16.     Exhibits.

Item 16 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Exhibit

(a)(1)(K)	Tender Offer Statement (Amendment No. 5) on Schedule TO (incorporated by reference to the Schedule TO (Amendment No. 5) filed by ARMOUR and Acquisition with the SEC on March 23, 2016).

(a)(2)(F)	Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 (Amendment No. 5) filed by the Company with the SEC on March 23, 2016).
(c)(2)	Presentation of JMP securities LLC dated March 1, 2016 (incorporated by reference to the Schedule 14D-9 filed by the Company with the SEC on March 23, 2016).

(c)(3)	Opinion of Lazard Frères & Co. LLC dated March 1, 2016 (incorporated by reference to the Schedule TO (Amendment No. 5) filed by ARMOUR and Acquisition with the SEC on March 23, 2016).

(c)(4)	Presentation of Lazard Frères & Co. LLC dated March 1, 2016 (incorporated by reference to the Schedule TO (Amendment No. 5) filed by ARMOUR and Acquisition with the SEC on March 23, 2016).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2016	JAVELIN MORTGAGE INVESTMENT CORP.

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer, Treasurer and Secretary